                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                     ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    29 408 K
                                 (CUSIP number)

                             ROBERT G. ROBISON, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                          NEW YORK, NEW YORK 10178-0060
                                  212-309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 3, 2005
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 pages)
                           --------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                             -------------------------
    CUSIP No. 29 408 K                  13D                Page 2 of 19 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      BLACK FAMILY 1997 TRUST
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                               0 shares of Common Stock
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                                   6,500,000 shares of Common Stock
      REPORTING
     PERSON WITH   -------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                               0 shares of Common Stock

--------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                                               6,500,000 shares of Common Stock

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        6,500,000 shares of Common Stock (1)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      10.9%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes: (i) 1,500,000 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (ii) 1,000,000 shares of
Common Stock issuable upon exercise of warrants directly beneficially owned by the 1997 Trust and (iii) 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by the 1997
Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon exercise of warrants directly beneficially owned by Leon D. Black and (C)
1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of
Common Stock and 333,823 shares issuable upon exercise of warrants in each case beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO
Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black,
(C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black and (D) the Leon D.
Black Trust UAD 11/30/92 FBO Victoria Black and (iii)(A) 250,000 shares of
Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by John J.
Hannan. The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence

--------------------------                             -------------------------
    CUSIP No. 29 408 K                  13D                Page 4 of 19 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                               851,470 shares of Common Stock
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                                   0 shares of Common Stock
      REPORTING
     PERSON WITH   -------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                               851,470 shares of Common Stock

--------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                                               0 shares of Common Stock

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        851,470 shares of Common Stock (1)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.6%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander Trust") and (ii)
333,823 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Alexander Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C) 1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of Common Stock and 333,823 shares of
Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black,
(B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black and (C) the Leon D.
Black Trust UAD 11/30/92 FBO Victoria Black, (iii)(A) 1,500,000 shares of Common
Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B)
1,000,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (C) 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures beneficially owned by the
1997 Trust and (iv)(A) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. The Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

--------------------------                             -------------------------
    CUSIP No. 29 408 K                  13D                Page 6 of 19 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                               851,470 shares of Common Stock
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                                   0 shares of Common Stock
      REPORTING
     PERSON WITH   -------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                               851,470 shares of Common Stock

--------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                                               0 shares of Common Stock

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        851,470 shares of Common Stock (1)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.6%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust") and (ii)
333,823 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Benjamin Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C) 1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of Common Stock and 333,823 shares of
Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black,
(B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black and (C) the Leon D.
Black Trust UAD 11/30/92 FBO Victoria Black, (iii)(A) 1,500,000 shares of Common
Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B)
1,000,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (C) 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures beneficially owned by the
1997 Trust and (iv)(A) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

--------------------------                             -------------------------
    CUSIP No. 29 408 K                  13D                Page 8 of 19 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                               851,470 shares of Common Stock
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                                   0 shares of Common Stock
      REPORTING
     PERSON WITH   -------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                               851,470 shares of Common Stock

--------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                                               0 shares of Common Stock

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        851,470 shares of Common Stock (1)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.6%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust") and (ii)
333,823 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Joshua Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C) 1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D.
Black, (ii) 517,647 shares of Common Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D.
Black Trust UAD 11/30/92 FBO Alexander Black and (C) the Leon D. Black Trust UAD
11/30/92 FBO Victoria Black, (iii)(A) 1,500,000 shares of Common Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B)
1,000,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (C) 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures beneficially owned by the
1997 Trust and (iv)(A) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. The Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

--------------------------                             -------------------------
    CUSIP No. 29 408 K                  13D               Page 10 of 19 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                               851,470 shares of Common Stock
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                                   0 shares of Common Stock
      REPORTING
     PERSON WITH   -------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                               851,470 shares of Common Stock

--------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                                               0 shares of Common Stock

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        851,470 shares of Common Stock (1)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      1.6%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the Leon
D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust") and (ii)
333,823 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Victoria Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C) 1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of Common Stock and 333,823 shares of
Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black,
(B) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black and (C) the Leon D.
Black Trust UAD 11/30/92 FBO Joshua Black, (iii)(A) 1,500,000 shares of Common
Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B)
1,000,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (C) 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures beneficially owned by the
1997 Trust and (iv)(A) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

--------------------------                             -------------------------
    CUSIP No. 29 408 K                  13D               Page 12 of 19 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      LEON D. BLACK
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      PF
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                               1,550,000 shares of Common Stock
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                                   6,500,000 shares of Common Stock
      REPORTING
     PERSON WITH   -------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                               1,550,000 shares of Common Stock

--------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                                               6,500,000 shares of Common Stock

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        8,050,000 shares of Common Stock (1)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      13.2%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C) 1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black. Also includes (i) 1,500,000 shares of Common Stock beneficially owned by the Black Family 1997 Trust (the "1997
Trust"), (ii) 1,000,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (iii) 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by the 1997 Trust. Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership. Does not include:
(i) 517,647 shares of Common Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A)
the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (B) the Leon D. Black
Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92
FBO Joshua Black and (D) the Leon D. Black Trust UAD 11/30/92 FBO Alexander
Black and (ii)(A) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

--------------------------                             -------------------------
    CUSIP No. 29 408 K                  13D               Page 14 of 19 Pages
--------------------------                             -------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      JOHN J. HANNAN
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      PF
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                               1,250,000 shares of Common Stock
      NUMBER OF
       SHARES      -------------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                                   0 shares of Common Stock
      REPORTING
     PERSON WITH   -------------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                               1,250,000 shares of Common Stock

--------------------------------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                                               0 shares of Common Stock

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        1,250,000 shares of Common Stock (1)

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                              [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      2.2%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes: (i) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (ii) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. Does not include: (i)(A) 1,500,000 shares of Common Stock beneficially owned by the Black Family 1997 Trust (the "1997
Trust"), (B) 1,000,000 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the 1997 Trust and (C) 4,000,000 shares of Common
Stock issuable upon the conversion of convertible debentures beneficially owned by the 1997 Trust, (ii)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C)
1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by Leon D. Black, (iii) 517,647 shares of
Common Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the Leon D. Black Trust
UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO
Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black and
(D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black. John J. Hannan
expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

         This Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule
13D filed on September 24, 2004 with the Securities and Exchange Commission (as so amended, the "Schedule 13D"), with respect to the Common Stock, par value
$0.001 per share (the "Common Stock"), of Environmental Solutions Worldwide,
Inc. (the "Company"), amends and supplements the following items of the Schedule
13D.

         Amendment No. 1 is being filed to reflect an extension of the expiration date until April 27, 2006 for certain warrants held by certain
Reporting Persons (as defined below).

         The Schedule 13D is hereby incorporated by reference for all purposes.
Capitalized terms used but not defined herein shall have the meanings associated to them on the Schedule 13D.

ITEM 1   Security and Issuer

         Item 1 is hereby amended and restated to read as follows:

         This Statement on Schedule 13D relates to the Common Stock, par value
$.001 per share (the "Common Stock"), of Environmental Solutions Worldwide,
Inc., (the "Company"), with its principal executive offices located at 335
Connie Crescent, Concord, Ontario L4K 5R2 Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3   Source and Amount of Funds or Other Consideration

         The first and third paragraphs of item 3 are hereby amended and restated in their entirety as follows:

First paragraph of Item 3:

         On October 10, 2000, in connection with a private placement by the
Company, each of the Alexander Trust, the Benjamin Trust, the Joshua Trust, the
Victoria Trust and Leon D. Black, using available capital or personal funds, as applicable, purchased for an aggregate purchase price of $150,000, respectively,
150,000 shares of Common Stock and five-year warrants exercisable for 150,000 shares of Common Stock. The warrants are exercisable at an adjusted exercise price of $.17 per share of Common Stock, subject to further adjustments. On
October 3, 2005, the Company extended the date of expiration of these warrants until April 27, 2006. The Common Stock and warrants were issued pursuant to subscription agreements, dated October 10, 2000, between the Company and each of the Alexander Trust, the Benjamin Trust, the Joshua Trust, the Victoria Trust
and Leon D. Black. A form of the subscription agreement, as well as a form of the warrant, dated October 10, 2000, issued to each such Reporting Person pursuant to such transaction, are attached hereto as Exhibit 2 and Exhibit 3, respectively.

Third paragraph of Item 3:

         On October 10, 2002, each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust participated in the Company's unit private placement. In connection with such

                                       16

private placement, each such Reporting Person using available capital purchased for an aggregate purchase price of $62,500, respectively, 367,647 units of the
Company (each a "Unit"). Each Unit was comprised of one share of Common Stock and one three-year warrant at an initial exercise price of $.15 per warrant to purchase one half (1/2) a share of Common Stock. Such warrants are exercisable only in even lots for an aggregate initial exercise price of $.30 for one share of Common Stock, subject to adjustment upon certain events. On October 3, 2005, the Company extended the expiration date of these warrants until April 27, 2006.
There are no fractional shares. The Units were issued pursuant to subscription agreements which also provide for certain registration rights that the Company granted to each such Reporting Person. A form of the subscription agreement, as supplemented, as well as a form of the warrant, pursuant to such transaction, are attached hereto as Exhibit 5 and Exhibit 6, respectively. Additionally, the
Company supplemented the registration rights described in the subscription agreement in a letter, dated as of October 3, 2002, to each of the Alexander
Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust. A form of such letter is attached hereto as Exhibit 7.

ITEM 5   Interest in Securities of the Issuer

         Item 5 is hereby amended and restated to read as follows:

(a) and (b)

         The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Company's issued and outstanding
Common Stock shall be deemed to mean 54,754,254, the number of shares of Common
Stock, reported by the Company to be issued and outstanding as of August 8, 2005 before giving effect to the issuance of up to 8,985,292 shares upon the exercise of warrants and the conversion of Convertible Debentures by the Reporting
Persons.

         (i) Amount beneficially owned:

         The 1997 Trust is the beneficial owner of 6,500,000 shares of Common
         Stock.(1)
         Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and
         the Victoria Trust is the beneficial owner of 851,470 shares of Common
         Stock.(1)
         Leon D. Black is the beneficial owner of 8,050,000 shares of Common
         Stock. (1)
         John J. Hannan is the beneficial owner of 1,250,000 shares of Common
         Stock.(1)

----------
(1) The 1997 Trust beneficially owns 6,500,000 shares of Common Stock
(representing approximately 10.9% of the outstanding shares of Common Stock), including (i) 1,000,000 shares of Common Stock issuable upon exercise of warrants and (ii) 4,000,000 shares issuable upon conversion of the Convertible
Debentures. The 1997 Trust expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Alexander Trust, the Benjamin
Trust, the Joshua Trust, the Victoria Trust, Leon D. Black and John J. Hannan,
respectively. Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust
and the Victoria Trust own an aggregate of 851,470 shares of Common Stock, including 333,823 shares of Common Stock issuable upon exercise of warrants.
Leon D. Black directly beneficially owns 1,550,000 shares of Common Stock, including 400,000 shares of Common Stock issuable upon exercise of warrants and
1,000,000 shares issuable upon conversion of the Convertible Debentures.
Although Mr. Black expressly disclaims beneficial ownership, he may be deemed to indirectly beneficially own 6,500,000 shares of Common Stock that are directly beneficially owned by the 1997 Trust, which together with the shares directly beneficially owned by Mr. Black represent approximately 13.2% of the outstanding shares of Common Stock. John J. Hannan directly beneficially owns 1,250,000 shares of Common Stock, including 1,000,000 shares of Common Stock issuable upon conversion of the Convertible Debentures and 250,000 shares of Common Stock issuable upon exercise of warrants, representing in the aggregate approximately
2.2% of the outstanding shares of Common Stock. Each of the foregoing Reporting
Persons expressly disclaims beneficial ownership of all shares not directly beneficially held by such Reporting Person.

                                       17

         (ii) Percent of class:

         See Item 11 on pages 2 through 19.

         (iii) Number of shares as to which the person has:

                  (1) Sole power to vote or to direct the vote:

                  The 1997 Trust has sole power to vote or to direct the vote of
                  0 shares of Common Stock.
                  Each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust has sole power to vote or to
                  direct the vote of 851,470 shares of Common Stock.
                  Leon D. Black has sole power to vote or to direct the vote of
                  1,550,000 shares of Common Stock.
                  John J. Hannan has sole power to vote or to direct the vote of
                  1,250,000 shares of Common Stock.

                  (2) Shared power to vote or to direct the vote:

                  The 1997 Trust has shared power to vote or to direct the vote for 6,500,000 shares of Common Stock.
                  Each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.
                  Leon D. Black has shared power to vote or to direct the vote for 6,500,000 shares of Common Stock.
                  John J. Hannan has shared power to vote or to direct the vote for 0 shares of Common Stock.

                  (3) Sole power to dispose or to direct the disposition of:

                  The 1997 Trust has sole power to dispose or to direct the
                  disposition of 0 shares of Common Stock.
                  Each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust has sole power to dispose or to direct the disposition of 851,470 shares of Common Stock.
                  Leon D. Black has sole power to dispose or to direct the
                  disposition of 1,550,000 shares of Common Stock.
                  John J. Hannan has sole power to dispose or to direct the
                  disposition of 1,250,000 shares of Common Stock.

                                       18

                  (4) Shared power to dispose or to direct the disposition of:

                  The 1997 Trust has shared power to dispose of or to direct the disposition of 6,500,000 shares of Common Stock.
                  Each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.
                  Leon D. Black has shared power to dispose of or to direct the disposition of 6,500,000 shares of Common Stock.
                  John J. Hannan has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.

         The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, as of October 3, 2005, was 12,705,880, including an aggregate of 8,985,292 shares issuable upon exercise of warrants and conversion of Convertible Debentures, or approximately 19.9% of all of the outstanding shares of Common Stock.

(c) Except as described in this Statement none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

ITEM 7   Materials to Be Filed as Exhibits

Item 7 is hereby amended by including the following:

Exhibit 11:   Joint Filing Agreement, dated as of October 5, 2005 by and among the Reporting Persons

                                       19

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: October 5, 2005

     BLACK FAMILY 1997 TRUST

     By: /s/  John J. Hannan
         ---------------------
     Name:  John J. Hannan
     Title: Trustee

     LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

     By: /s/  John J. Hannan
         ---------------------
     Name:  John J. Hannan
     Title: Trustee

     LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

     By: /s/  John J. Hannan
         ---------------------
     Name:  John J. Hannan
     Title: Trustee

     LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

     By: /s/  John J. Hannan
         ---------------------
     Name:  John J. Hannan
     Title: Trustee

     LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

     By: /s/  John J. Hannan
         ---------------------
     Name:  John J. Hannan
     Title: Trustee

                                       20

     LEON D. BLACK

     By: /s/  Leon D. Black
         ---------------------
     Name:    Leon D. Black

     JOHN J. HANNAN

     By: /s/  John J. Hannan
         ---------------------
     Name:    John J. Hannan

                                       21

                                  EXHIBIT INDEX

Exhibit No.   Description
-----------   -----------

Exhibit 11:   Joint Filing Agreement, dated as of October 5, 2005 by and among the Reporting Persons

                                       22